Exhibit 4.44
SPA for Chengwei/Greg/Wan- Execution Copy

SHARE PURCHASE AGREEMENT
CHENGWEI (CHINA) INVESTMENT COMPANY
MR. GREG. WEI GANG YE
MS. JIA YI WAN
- and -
GIGAMEDIA CHINA LIMITED
January 1, 2007

SHARE PURCHASE AGREEMENT
     This Share Purchase Agreement (this “Agreement”), dated as of January 1, 2007, is entered into and made by and among the following parties:
     CHENGWEI (CHINA) INVESTMENT COMPANY, a private company limited by shares organized and existing under the laws of the Cayman Islands (“CHENGWEI”);
     GREG. WEI GANG YE (, hereinafter referred to as “GREG”), a permanent resident of the United States of America;
     JIA YI WAN (, hereinafter referred to as “WAN”), a citizen of the People’s Republic of China; and
     GIGAMEDIA CHINA LIMITED, a limited liability company organized and existing under the laws of the British Virgin Islands (the “Purchaser”).
     (CHENGWEI, GREG and WAN shall be referred to collectively as the “Selling Shareholders”, and individually as “Selling Shareholder”).
     WHEREAS,
     (i) T2CN Holding Limited (the “Company”) is a limited liability company duly organized and existing under the laws of the British Virgin Islands, and has issued 45,448,001 Ordinary Shares (as hereinafter defined) and 10,500,000 preferred shares;
     (ii) The Selling Shareholders totally hold 2,374,000 Ordinary Shares, representing 4.243% of the total issued and outstanding shares of the Company; Of 2,374,000 Ordinary Shares, Chengwei, GREG, WAN holds 2,074,000, 200,000 and 100,000 Ordinary Shares, respectively; and
     (iii) The Selling Shareholders wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Selling Shareholders, a total of 2,374,000 Ordinary Shares (the “Purchase Shares”), subject to the terms and conditions set forth herein.
     NOW, THEREFORE, in consideration of the premises set forth above, the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1 DEFINITIONS
     Unless otherwise defined in this Agreement or the November 25, 2006 Shareholders’ Agreement, capitalized terms used herein shall have the following meanings:
     “Domestic ICP Enterprise” means Shanghai T2 Entertainment Co., Ltd. (), a domestic Chinese limited liability company registered in Shanghai to engage in value-added telecommunications services.
     “GIGAMEDIA” means GigaMedia Limited, a company listed on the NASDAQ and the parent company of the Purchaser.
     “Happy Digital” means a company established in Chengdu City with the Chinese name of
“”.
     “MAA” means the Amended and Restated Memorandum and Articles of Association of the Company dated on November 12, 2006.
     “New Articles” means the Amended and Restated Memorandum and Articles of Association of the Company, in form and substance to be agreed upon by the Company, the Purchaser, the Selling Shareholders, other existing shareholders (together with the Selling Shareholders, the “Existing Shareholders”) of the Company and certain other parties thereto.
     “New Shareholders’ Agreement” means the Amended and Restated Shareholders’ Agreement of the Company, among the Company, the Purchaser, other Existing Shareholders and certain other parties thereto, in form and substance to be agreed upon by the parties thereto.
     “Net Operating Income” as used in this agreement shall mean the Company’s net income in U.S. dollars as defined in U.S. GAAP, with the following adjustments: (1) adding back non-cash option based compensation to employees and executives of the Company; (2) normalizing the game license fee for the online game Aeronaut paid by the Company to JC Entertainment Corporation during the 1st half of 2007, as if such license fees were all capitalized and amortized over the duration of the relevant license agreement; and (3) the sum of the net income so calculated after taking account of the above items (1) and (2) multiplying by a fraction, the numerator of which shall be the total number of the issued and outstanding Ordinary Shares and preferred shares of the Company as at the execution date of this Agreement and the denominator of which shall be the aggregate number of the issued and outstanding Ordinary Shares and preferred shares of the Company on June 30, 2007 excluding (i) 300,000 shares reserved for the acquisition of Happy Digital as agreed upon in the November 25, 2006 Shareholders’ Agreement and the MAA; (ii) any additional preferred shares issued based on 2006 Accounts (as defined therein) of the Company as agreed upon in Article XV of the November 25, 2006 Shareholders’ Agreement; and (iii) all share issuance approved by all the board members appointed by the

Purchaser without the written consent of the Selling Shareholder during the 1st half of 2007 provided, however, that no share issuance shall be excluded if such share issuance does not constitute a net downward adjustment on the Net Operating Income.
     “November 25, 2006 Shareholders’ Agreement” means the Amended and Restated Shareholders’ Agreement of the Company, dated November 25, 2006, among the Company, the Existing Shareholders and certain other parties thereto.
     “Ordinary Shares” means the ordinary shares of the Company, par value US$0.01 per share.
SECTION 2 AGREEMENT TO PURCHASE AND SALE
     2.1 Agreement to Purchase and Sale. Subject to the terms and conditions of this Agreement, the Purchaser shall purchase for a price as ascertained in Section 2.2 hereof
(i)	2,074,000 Purchase Shares from CHENGWEI;

(ii)	200,000 Purchase Shares from GREG; and

(iii)	100,000 Purchase Shares from WAN.
     2.2 Purchase Price. The total purchase price for each of the Selling Shareholders (“Purchase Price”) shall be the purchase price per Purchase Share multiplying by the number of the Purchase Shares to be sold by such Selling Shareholder, and the purchase price per Purchase Share shall be
          (i) US$1.05 if the Net Operating Income for the first half of 2007 is not more than US$ 1,000,000;
          (ii) US$1.25 if the Net Operating Income for the first half of 2007 is US$ 1,500,000; or
          (iii) US$1.45 if the Net Operating Income for the first half of 2007 is not less than US$ 2,500,000.
          The Purchase Price per Purchase Share should be adjusted on a pro rata basis if the Net Operating Income for the first half of 2007 falls between the above 3 threshold amounts. By way of example, if the Net Operating Income for the first half of 2007 is more than US$ 1,000,000 but less than US$ 1,500,000, the Purchase Price per Purchase Share shall be the sum of (0.4 multiplying by the amount of the Net Operating Income for the first half of 2007 and then divided by 1,000,000) and US$ 0.65; if the Net Operating Income for the first half of 2007 is more than US$ 1,500,000 but less than US$ 2,500,000, the Purchase Price per Purchase Share shall be the sum of (0.2 multiplying by the amount of the Net Operating Income for the first half of 2007 and then divided by 1,000,000) and US$ 0.95.

     2.3 Payment of the Purchase Price. The Purchase Price shall be paid by the Purchaser in the following two installments to the relevant accounts designated by the Selling Shareholders in writing, which designation shall be instructed to the Purchaser fourteen (14) days prior to the respective dates of payment specified herein:
          (i) Subject to the terms and conditions under this Agreement, US$ 1,296,250, US$ 62,500 and US$ 62,500 shall be paid in cash at the Closing to CHENGWEI, GREG and WAN, respectively (“First Installment”).
          (ii) Subject to the terms and conditions under this Agreement, the remaining Purchase Price (“Second Installment”) for each of the Selling Shareholders shall be paid in cash to such Selling Shareholder on August 15, 2007.
SECTION 3 CLOSING; DELIVERY
     3.1 Closing. The transfer of the Purchase Shares (the “Closing”) shall take place at the offices of the Company, 12th Floor, Xingyuan Technology Plaza, No. 418 Guiping Road, Shanghai 200233, China, on February 12, 2007 (the “Closing Date”), or at such other place and time as the parties hereto may mutually agree. Upon the Closing, all the rights and benefits attached to and in relation to the Purchase Shares (including but not limited to the dividends attributable to the Selling Shareholders in respect of any and all Purchase Shares if any) shall be transferred from the Selling Shareholders to the Purchaser.
     3.2 Delivery at the Closing. At the Closing, each of the Selling shareholders shall deliver the following items to the Purchaser:
          (i) The total Purchase Shares, together with duly issued share certificates of the total Purchase Shares in the name of the Purchaser;
          (ii) A compliance certificate, signed by the director of such Selling Shareholder (applicable to CHENGWEI) or such Selling Shareholder (applicable to GREG and WAN), certifying that all the representations and warranties of the Selling Shareholders hereunder are true, correct and complete, and all the conditions hereunder have been fulfilled;
          (iii) An unaudited financial balance sheet, cash flow statement and profit and loss statement of the Company for the full year of 2006 and an unaudited balance sheet, and profit and loss statement of the Company dated as of January 31, 2007, which shall be satisfactory in form and substance to the Purchaser.
          At the Closing, the Purchaser shall pay the First Installment to each of the Selling Shareholders against receipt of all deliverables under items (i) through (iii) of Section 3.2 hereof. On the date of receipt of the First Installment, each of the Selling Shareholders shall issue a written receipt acknowledging such receipt to the Purchaser.

SECTION 4 REPRESENTATIONS AND WARRANTIES OF THE SELLING SHAREHOLDERS
     The Selling Shareholders hereby jointly and severally represent and warrant to the Purchaser that the statements in this Section 4 are all true, correct and complete as of the date hereof, as of the Closing Date and, to the best of their knowledge, as of the payment date of the Second Installment:
     4.1 Organization, Good Standing and Qualification. The Company is duly organized, validly existing and in good standing under, and by virtue of, the laws of the British Virgin Islands and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is qualified to do business and is in good standing in each jurisdiction where failure to be so qualified would have an adverse effect on its financial condition, business, prospects or operations, or otherwise.
     4.2 Capitalization. Immediately prior to the Closing, the authorized shares of the Company shall consist of the following:
     (i) Ordinary Shares. A total of 55,000,000 authorized Ordinary Shares of which 45,448,001 shares are issued and outstanding.
     (ii) Preferred Shares. A total of 25,000,000 authorized preferred shares, of which 10,500,000 shares are issued and outstanding.
     (iii) Options, Warrants, Reserved Shares. Except for (a) the conversion privileges of such Preferred Shares, (b) the preemptive rights provided in the November 25, 2006 Shareholders’ Agreement, and (c) 5,180,000 Ordinary Shares reserved for the Company’s employee ownership plans approved by the Board of directors of the Company, (d) 300,000 Ordinary shares reserved for the acquisition of Happy Digital as agreed upon in the November 25, 2006 Shareholders’ Agreement and the MAA, there are no options, warrants, conversions privileges or other rights or agreements outstanding or under which the Company is or may become obliged to issue any securities of any class or series except as set forth above. Apart from the exceptions noted in this Section 4.2, none of the Company’s outstanding shares, and no shares issuable upon exercise, conversion, or exchange of any outstanding options or other shares issuable by the Company, are subject to any and all liens, security interests, adverse claims, charges or encumbrances (collectively “Liens”), preemptive rights, rights of first refusal, or other rights to purchase such shares (whether in favor of the Company or any other person).
     4.3 Valid Issuance of Purchase Shares. The Purchase Shares have been duly authorized and validly issued and are fully paid and non-assessable, accounting for 4.243% of the total issued and outstanding shares of the Company and free and clear of any and all Liens. The Selling Shareholders are the true and lawful owners of the Purchase Shares with and the full and valid title to any and all Purchase Shares.

     4.4 Due Authorization. All corporate actions by the Company and the Selling Shareholders and, as applicable, their respective officers, directors and shareholders necessary for the authorization, execution and delivery of, and the performance of any and all obligations of the Company and the Selling Shareholders under this Agreement and all other agreements, instruments and documents executed and delivered in connection with the transactions contemplated hereby (the “Ancillary Agreements”), has been taken or will be taken prior to the Closing. This Agreement and the Ancillary Agreements, when executed and delivered by the Selling Shareholders, are valid and legally binding obligations of the Selling Shareholders, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.
     4.5 No Conflicts. The execution and delivery of this Agreement and any and all Ancillary Agreements by the Selling Shareholders and the performance of its obligations hereunder and thereunder will not result in (i) any conflict with the memorandum and articles of association of the Selling Shareholders and the Company, (ii) any breach or violation of, conflict with or default under any law, statute, regulation, judgment, order, decree, license, permit or other governmental authorization or any mortgage, lease, agreement, deed of trust, indenture or any other instrument to which any of the Selling Shareholders or the Company is a party or by which any of the Selling Shareholders or the Company or their respective properties or assets are bound, or (iii) the creation or imposition of any Liens against the Company.
     4.6 Financial Statements. Exhibit A hereto sets forth an unaudited combined balance sheet and income statements of the Company (the foregoing financial statements and any notes thereto are hereinafter referred to as the “Financial Statements”) as of November 30, 2006 (the “Balance Sheet Date”). Such Financial Statements (a) accord with the books and records of the Company, (b) are true, correct and complete and present fairly the financial condition of the Company as of the date or dates therein indicated and the results of operations for the period or periods therein specified, and (c) have been prepared in accordance with US generally accepted accounting principles applied on a consistent basis. Other than expressly disclosed in the Financial Statements, the Company does not have, directly or indirectly, material actual or contingent liabilities in any nature whatsoever.
     4.7 Activities since Balance Sheet Date. Since the Balance Sheet Date, there has been no material change in the Company, including but not limited to its assets, liabilities, financial condition and operating results.
     4.8 Disclosure. The Selling Shareholders have provided the Purchaser with all information needed for the Purchaser to decide whether to purchase the Purchase Shares. There has been no omission of any material facts or misrepresentation of any statement herein.

SECTION 5 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
     The Purchaser hereby represents and warrants to the Selling Shareholders that the statements in this Section 5 are all true, correct and complete as of the date hereof and as of the Closing Date:
     5.1 Authorization. All corporate actions by the Purchaser and, as applicable, its officers, directors and shareholders necessary for the authorization, execution and delivery of, and the performance of any and all of its obligations under this Agreement and the Ancillary Agreements has been taken or will be taken prior to the Closing. This Agreement and the Ancillary Agreements, when executed and delivered by the Purchaser, constitute valid and legally binding obligations of the Purchaser, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.
     5.2 No Conflicts; Consents and Approvals, etc. The execution and delivery of this Agreement by the Purchaser and the performance of its obligations hereunder will not result in (i) any conflict with the certificate of incorporation, by-laws or other constitutive documents of the Purchaser, or (ii) any breach or violation of, conflict with or default under any applicable law, statute, regulation, judgment, order, decree, license, permit or other governmental authorization.
SECTION 6 ADDITIONAL COVENANTS
     6.1 Filing of the New Articles. Each of the Selling Shareholders shall cause the New Articles to be filed by the Company with the British Virgin Islands Registrar of Companies as soon as practicable following the Closing.
     6.2 Operation in Ordinary Course. The Selling Shareholders undertake, jointly and severally, that the Company will be operated in the ordinary course of business, consistent with past practice, and as reasonably directed by the Purchaser, from the date hereof through the Closing Date.
SECTION 7 CONDITIONS TO CLOSING BY PURCHASER
     The obligations of the Purchaser to complete the Closing are subject to the fulfillment on or prior to the Closing Date of the following conditions by each of the Selling Shareholders, any one or more of which may be waived by the Purchaser in writing:
     7.1 Representations and Warranties True and Correct. Any and all the representations and warranties made by the Selling Shareholders in Section 4 hereof shall be true and correct and complete when made, and shall be true and correct and complete as of the Closing Date and to the best of their knowledge, as of the date of payment of the Second Installment with the same force and effect as if they had been made on and as of such dates.
     7.2 Performance of Obligations. The Selling Shareholders shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.
     7.3 New Articles. The New Articles shall have been duly adopted by the Company by all necessary corporate actions of its Board of Directors and its shareholders.
     7.4 Execution of New Shareholders’ Agreement. The New Shareholders’ Agreement in a form and having a content satisfactory to the Purchaser shall have been duly executed and delivered by all parties thereto (other than the Purchaser), and shall be in full force and effect.
     7.5 Consents, Approvals and Waivers under the November 25, 2006 Shareholders’ Agreement. All the prior written consents and approvals contained in the November 25, 2006 Shareholders’ Agreement shall have been obtained. Each other Existing Shareholders of the Company shall have delivered a written waiver, in form and substance satisfactory to the Purchaser, waiving any right such shareholder may have to notice of the transactions contemplated hereunder and under any ancillary agreement entered pursuant thereto, waiving any right of first refusal or co-sale right such shareholder may enjoy with respect to the sale of the Purchase Shares hereunder and waiving any restrictions on the transfer or other disposition of the shares in the Company by Selling Shareholders under the November 25, 2006 Shareholders’ Agreement. The Execution of the New Shareholders’ Agreement by an Existing Shareholder of the Company shall be deemed a waiver by such Existing Shareholder of its/his rights aforesaid.
     7.6 No Material Adverse Change. Since the date hereof, there has been no material adverse change in the Company, including but not limited to its assets, liabilities, financial condition and operating results.
     7.7 Replacement of Directors. Prior to the Closing, any and all directors of the Company appointed and/or nominated by the Selling Shareholder shall have been removed from office and replaced with those appointed and/or nominated by the Purchaser.
     7.8 Successful Transfer of Local ICP Enterprise. Prior to the Closing, any and all nominee shareholders of the Domestic ICP Enterprise that have been designated by the Selling Shareholder shall be replaced with the persons designated by the Purchaser and that all the agreements and documents in relation to the original nominees shall be terminated and replaced with those between new nominees and related parties.

     7.9 Facilitating Management Transition of the Company. GREG shall have made his best efforts to facilitate the management transition arising from or in connection with the equity transfer herein and to assist the new management of the Company to minimize relevant costs and expenses incurred in relation to the initial public offering of the Company.
     7.10 Selling Shareholders’ Deliverables. The Selling Shareholders shall have delivered to the Purchaser the deliverables specified in Section 3.2 prior to or on the Closing Date.
     7.11 Provision of Information and Materials. The Selling Shareholders shall have provided, in a timely manner, all necessary documents, information and statements to GIGAMEDIA for issuance of the GIGAMEDIA shares to the Selling Shareholders.
SECTION 8 CONDITIONS TO PAYMENT OF SECOND INSTALLMENT
     8.1 Conditions to Payment. The obligations of the Purchaser to pay the Second Installment to any of the Selling Shareholders are subject to the fulfillment of the preconditions (unless otherwise waived by the Purchaser in writing) that any and all the representations and warranties made by the Selling Shareholders in Section 4 hereof shall be true and correct and complete as of both the execution date hereof and the Closing Date and shall be true and correct and complete to the best of their knowledge as of the date of payment of the Second Installment with the same force and effect as if they had been made on and as of such date.
SECTION 9 TERMINATION
     9.1 Termination of Agreement. This Agreement and the transactions contemplated by this Agreement shall terminate:
          (a) upon the mutual consent in writing of the parties hereto; or
          (b) in the event of any breach of this Agreement which materially affects any other party hereto, such breach is not remedied within thirty (30) days after written notice thereof is given to the breaching party by the affected party; provided, however, that in the case of any breach by any of the Selling Shareholders, only the Purchaser has the right to early terminate this Agreement.
     9.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and have no further effect, provided that no party shall be relieved of any liability for a breach of this Agreement or for any misrepresentation hereunder, nor shall such termination be deemed to constitute a waiver of any available remedy (including specific performance and other injunctive relieves) for any such breach or misrepresentation.
     9.3 Survival. Sections 9, 10, 11.2 and 11.3 shall survive the expiration or early termination of this Agreement.
SECTION 10 CONFIDENTIALITY
     10.1 Confidential Information. For purpose of this Section 10, the term “Confidential Information” shall mean the execution, delivery and performance of this Agreement and any and all information delivered by a party hereto to any of the other party hereto in connection with the transactions contemplated hereby.
     10.2 Non-Disclosure.
          (i) Without the prior written consent of the disclosing party, any party receiving the Confidential Information (a) may not use or disclose to any person any Confidential Information; and (b) shall make every effort to prevent the use or disclosure of Confidential Information. The said provisions do not apply to (a) disclosure of Confidential Information to a director or employee of the receiving party whose function requires him to have the Confidential Information, (b) disclosure of Confidential Information to a professional adviser for the purpose of advising the Purchaser and the Selling Shareholders, (c) Confidential Information which has become public knowledge other than, directly or indirectly, through the receiving party’s breach of this Section 10.2, or (d) disclosure of Confidential Information required by law or regulation or any competent authorities (and then if and to the extent practicable only after consulting and taking into account the reasonable requirements of the Purchaser and the Selling Shareholders); provided, however, that in the above situations (a) and (b) the persons receiving the Confidential Information have undertaken the confidentiality obligations herein.
          (ii) Without the prior written consents of the Purchaser and the Company, none of the Selling Shareholders may disclose to any third party any confidential information about the Company that it/he has received.
SECTION 11 MISCELLANEOUS
     11.1 Binding Effect; Assignment. This Agreement shall be binding upon and shall be enforceable by each party, its successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other parties.
     11.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflict of law rules thereof to the extent such rules would require or permit the application of the laws of another jurisdiction.
     11.3 Dispute Resolution. Any dispute relating to or arising from the performance of this Agreement shall be settled through consultations among the Parties, and if the parties hereto cannot reach an agreement regarding such disputes within thirty (30) days of their occurrence, such disputes shall be submitted to the Hong Kong International Arbitration Center for arbitration in accordance with the UNCIRTAL Arbitration Rules then in force.
     11.4 Costs and Expenses. Each of the parties hereto shall pay all its own costs and expenses incident to its negotiation and entry into this Agreement and any other related agreements or instruments contemplated hereunder or thereunder and to its performance of and compliance with all agreements and conditions contained herein or therein on its part to be performed or complied with, including the fees, expenses and disbursements of any counsel and/or accountants that it may have retained.
     11.5 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and delivered in person, by courier or by facsimile (along with a copy by certified or registered mail) to the following addresses:
(a) If to the Selling Shareholders,
to:
CHENGWEI (CHINA) INVESTMENT COMPANY
Address: 76 Xing Guo Road, Radisson Plaza Hotel, Villa 3, Shanghai, China
Facsimile: 86-21-6213-7000
Telephone: 86-21-6213-8000
Attention: Mr. Feng Tao
to:
GREG. WEI GANG YE
Address: 76 Xing Guo Road, Radisson Plaza Hotel, Villa 3, Shanghai, China
Facsimile: 86-21-6213-7000
Telephone: 86-21-6213-8000
Attention: Mr. Greg Ye
to:
JIA YI WAN

Address: 76 Xing Guo Road, Radisson Plaza Hotel, Villa 3, Shanghai, China
Facsimile: 86-21-6213-7000
Telephone: 86-21-6213-8000
Attention: Ms. Vivian Yuan
(d) If to the Purchaser, to:
GIGAMEDIA CHINA LIMITED
Address: 14th Floor, 122 Tunhwa North Road, Taipei 10595, Taiwan R.O.C.
Facsimile: 886-2-8770-7576
Telephone: 886-2-8770-7966
Attention: Ms. Jennifer Tseng, General Counsel
or, in each case, at such other address as may be specified in writing to the other parties in accordance with the requirements of this Section 10.5. All such notices, requests, demands, waivers and other communications shall be deemed to have been received (x) if by personal delivery or courier, on the day delivered, or (y) if by facsimile, (A) if during business hours on a Business Day, on the day on which such facsimile was sent, or (B) otherwise on the Business Day immediately following the day on which such facsimile was sent, provided that a copy is also sent by certified or registered mail.
     11.6 Counterparts. This Agreement may be executed in counterparts and by different parties hereto on separate copies or counterparts and which taken together shall constitute one and the same instrument. The facsimile transmissions of any executed original document (including without limitation, any page of an original document on which an original signature appears) and/or retransmission of any such facsimile transmission shall be deemed to be the same as the delivery of an executed original. At the request of any party hereto, the other parties hereto shall confirm facsimile transmissions by executing duplicate original documents and delivering the same to the requesting party or parties.
[SIGNATURE PAGE FOLLOWS]

(Signature Page)
     IN WITNESS WHEREOF the parties hereto have caused their duly authorized representatives to execute this Agreement as of the date first written above.

CHENGWEI (CHINA) INVESTMENT COMPANY

By:	/s/ Feng Bo

Name: Feng Bo
Title: Director

GREG. WEI GANG YE

By:	/s/ Greg. Wei Gang Ye

JIA YI WAN

By:	/s/ Jia Yi Wan

GIGAMEDIA CHINA LIMITED

By:	/s/ Arthur Wang

Name: Arthur Wang
Title: CEO
Accepted and agreed as of the date first set forth above.
T2CN Holding Limited

By:	/s/ Feng Tao

Name: Chairman
Title: Feng Tao

Exhibit A
Financial Statements